Ackrell SPAC Partners I Co.

2093 Philadelphia Pike #1968

Claymont, DE 19703

December 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:	Ackrell SPAC Partners I Co.
Registration Statement on Form S-1, as amended
Filed December 1, 2020
File No. 333- 251060

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ackrell SPAC Partners I Co. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. EST on December 21, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Stephen N. Cannon
Stephen N. Cannon
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller